UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

818 A1A Highway
Ponte Vedra Beach, Florida	32082
(Address of principal executive offices)	(Zip Code)

(770) 407-5300

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company's registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant's most recent fiscal year ended is December 31, 2019.

The Registrant filed Form 12b-25 under the Securities Exchange Act of 1934 on March 6, 2020, in order to obtain the 15-day extension provided by that Rule. The Registrant has now concluded that its independent auditors will not be able to complete their scheduled audit of the Registrant's financial statements for the year ended December 31, 2019 prior to March 16, 2020, due principally to difficulties associated with establishing an auditable basis for certain security valuations. The Registrant's Board of Trustees, including the Audit Committee thereof, is working with management and the Registrant's independent auditors to complete the audit for fiscal year 2019, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. While the Registrant's Board of Trustees and its independent auditor are confident that the audit will be completed, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2019 (the "Annual Report") or to file Form N-CSR for the period ended December 31, 2019 (the "Form N-CSR") within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to Shareholders by March 11, 2020 and to file Form N-CSR by March 16, 2020. The Registrant respectfully requests that the date for transmission of the Annual Report to Shareholders be extended to April 15, 2020, and the date for filing Form N-CSR be extended to April 24, 2020.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant expressly agrees to the following requirements as conditions to its receipt of the extension requested hereunder:

1. The Fund will cease offering shares to the public under its current registration statement until its audited financial statements are available and have been filed with the SEC;

2. The Fund will make appropriate disclosure, through a supplement to its prospectus and otherwise, of the Commission's grant of the extension sought hereby;

3. The Fund will promptly place a copy of its unaudited financial statement on its website, clearly marked to show their unaudited nature, and will include a note to shareholders on the landing page for its web site with a link to the prospectus supplement or the substance thereof;

4. The Fund will not send out repurchase offer documents without prior discussion with SEC staff, and in any event will cancel the offer unless the Fund's audited financial statements have been produced and filed prior to May 15, 2020.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

John H. Grady

Practus, LLP

137 Airdale Road

Bryn Mawr, PA 19010

(484) 730-8535

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT FUND

By:	/s/ Carol Wildermuth

Date: March 13, 2020